Filed pursuant to Rule 424(b)(3)
Registration No. 333-130617

Prospectus Supplement No. 5
(To Prospectus dated February 7, 2007)

3,609,095 SHARES OF COMMON STOCK
OF
TECHNEST HOLDINGS, INC.

This prospectus supplement No. 5 supplements and amends the prospectus dated February 7, 2007 as amended by prospectus supplement no. 1 dated February 14, 2007, prospectus supplement no. 2 dated May 11, 2007, prospectus supplement no. 3 dated June 6, 2007 and prospectus supplement no. 4 dated August 15, 2007, referred to herein as the Prospectus.  This prospectus supplement includes our attached Current Reports on Form 8-K dated and filed with the Securities and Exchange Commission on September 7, 2007 and September 13, 2007.

This prospectus supplement should be read in conjunction with the Prospectus and prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3 and prospectus supplement no. 4, which are to be delivered with this prospectus supplement.  This prospectus supplement is qualified by reference to the Prospectus, as supplemented to date, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 3 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 14, 2007.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   August 31, 2007

TECHNEST HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	000-27023	88-0357272
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

10411 Motor City Drive, Suite 650, Bethesda, MD 20817

 (Address of principal executive offices) (Zip Code)

10411 Motor City Drive, Suite 650, Bethesda, MD 20817

 (Mailing Address)

(301) 767-2810
 (Registrant’s telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below).

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01             Entry into a Material Definitive Agreement

On August 31, 2007, Technest Holdings, Inc. (the “Company” or “Technest”) entered into a Release Agreement with Southridge Partners, LP, a Delaware limited partnership (“Southridge”), a current stockholder of the Company, pursuant to which the parties agreed, among other things, to the following:

Termination of Certain Sections of Stockholder Agreement and of License Agreement. Technest and Markland Technologies, Inc. (“Markland”) were parties to a Stockholder Agreement, dated March 13, 2006 (the “Stockholder Agreement”), and a License Agreement dated March 13, 2006 (the “License Agreement”).  Pursuant to an Assignment and Assumption Agreement dated as of August 30, 2007 between Markland and Southridge, Markland assigned all of its rights in the Stockholder Agreement and the License Agreement to Southridge. As part of the Release Agreement, Southridge and Technest agreed to (a) terminate the obligations set forth in Section 1 of the Stockholder Agreement that restrict the ability of Technest to issue equity securities, convertible debt or derivative securities, (b) terminate the obligations set forth in Section 5 of the Stockholder Agreement relating to a right of co-sale and (c) terminate the License Agreement in its entirety.  All rights, title and interest in the intellectual property that were subject to the License Agreement revert back to Technest and its subsidiaries.

Voting Agreement. Southridge agreed that it will vote all shares of Technest Common Stock owned by it and to cause its Affiliates that own shares of Technest Common Stock or Technest Preferred Stock to vote all of their shares, in favor of certain transactions entered into by September 10, 2007 that are approved and recommended by a majority of the directors of Technest under certain conditions.

Board Representation. The Board of Directors of Technest agreed to increase the size of the board from five to six and fix the number of directors of Technest at six and to elect two reasonably qualified individuals representing Southridge to fill the newly created directorships in accordance with Technest’s Bylaws.

Other Terms.  Until March 31, 2008 or upon the satisfaction of certain conditions, whichever is earlier, Technest agreed that it would refrain from (a) issuing any shares of its Common Stock or securities convertible into its Common Stock, other than (i) shares to be issued in certain permissible offerings; (ii) certain shares already awarded under Technest’s 2006 Stock Award Plan, and (iii) 250,000 shares to be issued under the 2006 Stock Award Plan; or (b) entering into any transaction with its officers, directors, stockholders or any of their Affiliates, except for transactions that are in the ordinary course of Technest’s business, upon fair and reasonable terms that are no less favorable to Technest than would be obtained in an arm’s length transaction with a non-Affiliated person or entity.

The above description summarizes the material terms of the Release Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein. For further information on the Release Agreement, please refer to Exhibit 10.1.

ITEM 1.02               Termination of a Material Definitive Agreement

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

ITEM 3.02               Unregistered Sales of Equity Securities

As consideration for the Release Agreement, Technest agreed to issue Southridge 3,000,000 shares of Technest Common Stock, $0.001 par value per share. The issuance of these securities was not registered under the Securities Act of 1933, as amended, but was made in reliance upon the exemptions from the registration requirements of the Securities Act set forth in Section 4(2) thereof.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

ITEM 9.01               Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Release Agreement dated August 31, 2007 between Technest Holdings, Inc. and Southridge Partners, LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECHNEST HOLDINGS, INC.

By:	/s/ Gino M. Pereira
Gino M. Pereira Chief Financial Officer

Date:  September 7, 2007

EXHIBIT INDEX

Exhibit No.	Description
10.1	Release Agreement dated August 31, 2007 between Technest Holdings, Inc. and Southridge Partners, LP. Filed herewith.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   September 10, 2007

TECHNEST HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	000-27023	88-0357272
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

10411 Motor City Drive, Suite 650, Bethesda, MD 20817
 (Address of principal executive offices) (Zip Code)

10411 Motor City Drive, Suite 650, Bethesda, MD 20817
 (Mailing Address)

(301) 767-2810
 (Registrant’s telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below).

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01                            Entry into a Material Definitive Agreement

On September 10, 2007, Technest Holdings, Inc. (the “Company” or “Technest”) and its wholly owned subsidiary, E-OIR Technologies, Inc. (“EOIR”), entered into a Stock Purchase Agreement with EOIR Holdings LLC, a Delaware limited liability company ( “LLC”), pursuant to which Technest will sell EOIR to LLC.  LLC is an entity formed on August 9, 2007 for the purposes of facilitating this transaction and is an affiliate of The White Oak Group, Inc., an Atlanta, Georgia based private investment firm focused on investments in the aerospace and defense industry, with an emphasis on the following sectors: Homeland security (detection and deterrence); avionics and instrumentation; command and control; and communication networks and services.

The sale of EOIR to LLC will be structured as a stock sale in which LLC will acquire all of the outstanding stock of EOIR in exchange for approximately $34 million in cash, $11 million of which will be paid at closing and $23 million of which will be paid upon the successful re-award to EOIR of the contract with the U.S. Army's Night Vision and Electronics Sensors Directorate.

Summary of the Transaction

Pursuant to the terms of the Stock Purchase Agreement, at the closing, LLC will acquire all of the outstanding common stock of EOIR from Technest and LLC will pay Technest $11 million in cash.  The initial cash payment due at closing will be subject to adjustment (up or down) depending on EOIR’s net working capital on the closing date.  In addition to the initial cash payment, LLC has agreed to pay Technest an additional contingent payment of $23 million if, on or prior to December 31, 2009, EOIR is awarded the follow-on of EOIR’s current contract with the U.S. Army's Night Vision and Electronics Sensors Directorate.

Technest and LLC have agreed to deposit $200,000 of the initial purchase price payment and $2.3 million of the contingent purchase price payment (if any) in an escrow account to secure indemnification obligations of Technest under the Stock Purchase Agreement.

The transaction has been approved unanimously by the board of directors of Technest and EOIR. The board of directors of Technest was advised by Rodman & Renshaw, LLC who acted as a financial advisor to Technest and provided a fairness opinion to the Technest board as to the fairness of the consideration to be received by Technest.

Conditions to Completion of the Transaction

Technest and LLC will complete the transaction when all of the conditions to closing are satisfied or waived, including among other things, approval of the transaction by the stockholders of Technest.  In addition, as a condition to closing, LLC, which is in the process of applying for a small business investment company license under the Small Business Investment Company Act of 1958, must obtain the approval of the transaction as a “pre-license investment” from the Small Business Administration.

In connection with the Stock Purchase Agreement, certain stockholders of Technest representing approximately 42% of Technest’s outstanding Common Stock, entered into Voting Agreements, a form of which is attached to this Current Report as Exhibit 2.2, pursuant to which such stockholders agreed to vote their Technest shares in favor of the proposed transaction.  A list of the signatories to that Voting Agreement is attached to Exhibit 2.2.

The foregoing summary of the Stock Purchase Agreement and the transactions contemplated therein is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 2.1 to this Current Report.  The Stock Purchase Agreement contains representations and warranties that the Company, EOIR and the LLC made to each other as of the date of the Stock Purchase Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person.  The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company, EOIR and the LLC and are subject to important qualifications and limitations agreed to by the Company, EOIR and the LLC in connection with negotiating the Stock Purchase Agreement.  You should not rely on the representations and warranties as accurate or complete characterizations of the actual state of facts as of any specified date, since they are modified in important part by the underlying disclosure schedules and are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk between the Company and the LLC rather than establishing matters as facts.

ITEM 8.01.      Other Events.

     On September 13, 2007, Technest issued a press release announcing that it had entered into the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01     Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Stock Purchase Agreement dated September 10, 2007 between Technest Holdings, Inc., EOIR Holdings, LLC and E-OIR Technologies, Inc.
2.2	Form of Voting Agreement with a list of signatories.
99.1	Press release dated September 13, 2007 issued by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECHNEST HOLDINGS, INC. By: /s/ Gino M. Pereira Chief Financial Officer

Date:  September 13, 2007

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement dated September 10, 2007 between Technest Holdings, Inc., EOIR Holdings, LLC and E-OIR Technologies, Inc. Filed herewith.
2.2	Form of Voting Agreement with a list of signatories. Filed herewith.
99.1	Press release dated September 13, 2007 issued by the Company. Filed herewith.